# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XOMA Royalty Corp, CIK 0000791908
CUSIP: 98419J206
Title of class of securities: Common Stock, $0.0075 par value
Address of issuer's principal executive offices: 2200 POWELL STREET, SUITE 310, EMERYVILLE, California (CA), 94608
Date of event which requires filing of this statement: 01/24/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000921895-17-000448
Filed by CIK 0000918923
Persons authorized to receive notices and communications: JAMES KRATKY, BVF PARTNERS L.P., 44 Montgomery St., 40th Floor, San Francisco, California (CA), 94104, 415-525-8800; KENNETH A. SCHLESINGER, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- BIOTECHNOLOGY VALUE FUND L P (CIK 0000918923): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,450,165; sole dispositive power 0; shared dispositive power 1,450,165; aggregate amount beneficially owned 1,450,165 (12.3% of the class)
- BVF I GP LLC (CIK 0001803805): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,450,165; sole dispositive power 0; shared dispositive power 1,450,165; aggregate amount beneficially owned 1,450,165 (12.3% of the class)
- BIOTECHNOLOGY VALUE FUND II LP (CIK 0001102444): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,532,861; sole dispositive power 0; shared dispositive power 1,532,861; aggregate amount beneficially owned 1,532,861 (13% of the class)
- BVF II GP LLC (CIK 0001803806): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,532,861; sole dispositive power 0; shared dispositive power 1,532,861; aggregate amount beneficially owned 1,532,861 (13% of the class)
- Biotechnology Value Trading Fund OS LP (CIK 0001660683): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BVF Partners OS Ltd. (CIK 0001660684): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BVF GP HOLDINGS LLC (CIK 0001803809): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,983,026; sole dispositive power 0; shared dispositive power 2,983,026; aggregate amount beneficially owned 2,983,026 (25.3% of the class)
- BVF PARTNERS L P/IL (CIK 0001055947): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,983,026; sole dispositive power 0; shared dispositive power 2,983,026; aggregate amount beneficially owned 2,983,026 (25.3% of the class)
- BVF INC/IL (CIK 0001056807): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,983,026; sole dispositive power 0; shared dispositive power 2,983,026; aggregate amount beneficially owned 2,983,026 (25.3% of the class)
- LAMPERT MARK N (CIK 0001233840): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,983,026; sole dispositive power 0; shared dispositive power 2,983,026; aggregate amount beneficially owned 2,983,026 (25.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0075 par value
Name of issuer: XOMA Royalty Corp
Address of issuer's principal executive offices: 2200 POWELL STREET, SUITE 310, EMERYVILLE, California (CA), 94608

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by BVF and BVF2 were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions, except as otherwise noted. The aggregate purchase price of the 1,450,165 Shares owned directly by BVF is approximately $13,236,029, including brokerage commissions. The aggregate purchase price of the 1,532,861 Shares owned directly by BVF2 is approximately $17,633,338, including brokerage commissions. Trading Fund OS and the Partners Managed Accounts no longer own Shares.

The aggregate purchase price of the 2,313 shares of Series X Preferred Stock owned directly by BVF is approximately $9,321,390, including brokerage commissions. The aggregate purchase price of the 1,506 shares of Series X Preferred Stock owned directly by BVF2 is approximately $6,069,180, including brokerage commissions. The aggregate purchase price of the 412 shares of Series X Preferred Stock owned directly by Trading Fund OS is approximately $1,660,360, including brokerage commissions. The aggregate purchase price of the 772 shares of Series X Preferred Stock held in the Partners Managed Accounts is approximately $3,111,160, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 11,782,723 Shares outstanding as of November 4, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

As of the date hereof, the Reporting Persons and the Partners Managed Accounts hold an aggregate of 5,003 shares of Series X Preferred Stock, convertible into an aggregate of 5,003,000 Shares. Each share of Series X Preferred Stock is convertible into 1,000 Shares. The Reporting Persons and the Partners Managed Accounts do not have the right to convert any portion of the Series X Preferred Stock held by them to the extent that, after giving effect to such conversion, they, together with their Attribution Parties (as defined in the Series X Preferred Stock Certificate of Designation of Preferences, Rights and Limitations), would beneficially own a number of Shares in excess of 19.99% of the number of Shares outstanding immediately after giving effect to the issuance of Shares pursuant to such conversion (the "Series X Beneficial Ownership Limitation"). As of the date hereof, the Series X Beneficial Ownership Limitation prohibits the conversion of all the Series X Preferred Stock held by the Reporting Persons and the Partners Managed Accounts.

As of the date hereof, (i) BVF beneficially owned 1,450,165 Shares, excluding 2,313,000 Shares issuable upon the conversion of certain Series X Preferred Stock held by it, representing percentage ownership of approximately 12.3% of the Shares outstanding, (ii) BVF2 beneficially owned 1,532,861 Shares, excluding 1,506,000 Shares issuable upon the conversion of certain Series X Preferred Stock held by it, representing percentage ownership of approximately 13.0% of the Shares outstanding, (iii) Trading Fund OS beneficially owned 0 Shares, excluding 412,000 Shares issuable upon the conversion of certain Series X Preferred Stock held by it, representing percentage ownership of 0% of the Shares outstanding, and (iv) 0 Shares were held in the Partners Managed Accounts, excluding 772,000 Shares issuable upon the conversion of certain Series X Preferred Stock held in the Partners Managed Accounts, representing percentage ownership of 0% of the Shares outstanding.

BVF GP, as the general partner of BVF, may be deemed to beneficially own the 1,450,165 Shares beneficially owned by BVF, representing percentage ownership of approximately 12.3% of the Shares outstanding.

BVF2 GP, as the general partner of BVF2, may be deemed to beneficially own the 1,532,861 Shares beneficially owned by BVF2, representing percentage ownership of approximately 13.0% of the Shares outstanding.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own 0 Shares, representing percentage ownership of 0% of the Shares outstanding.

BVF GPH, as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the 2,983,026 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 25.3% of the Shares outstanding.

Partners, as the investment manager of BVF and BVF2, may be deemed to beneficially own the 2,983,026 Shares beneficially owned in the aggregate by BVF and BVF2, representing percentage ownership of approximately 25.3% of the Shares outstanding.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 2,983,026 Shares beneficially owned by Partners, representing percentage ownership of approximately 25.3% of the Shares outstanding.

Mr. Lampert, as a director and officer of BVF Inc. may be deemed to beneficially own the 2,983,026 Shares beneficially owned by BVF Inc., representing percentage ownership of approximately 25.3% of the Shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

BVF shares with BVF GP voting and dispositive power over the Shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the Shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the Shares each such entity beneficially owns. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP and BVF GPH.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

On January 24, 2025, the Reporting Persons sold an aggregate of 650,717 Shares for a price of $26.10 per Share in a private transaction as follows: 339,679 Shares sold by BVF, 85,776 Shares sold by BVF2, 75,287 Shares sold by Trading Fund OS, and 149,975 Shares sold by one of the Partners Managed Accounts. There were no other transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.

## Signatures
- BIOTECHNOLOGY VALUE FUND L P: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- BVF I GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- BIOTECHNOLOGY VALUE FUND II LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- BVF II GP LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- Biotechnology Value Trading Fund OS LP: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- BVF Partners OS Ltd.: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- BVF GP HOLDINGS LLC: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- BVF PARTNERS L P/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- BVF INC/IL: /s/ Mark N. Lampert, Mark N. Lampert, Authorized Signatory (01/28/2025)
- LAMPERT MARK N: /s/ Mark N. Lampert, Mark N. Lampert (01/28/2025)